UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06044744

RECD S.E.C.
AUG 1 6 2006
1086

August 14, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/14/2006

Susan S. Whaley
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Re: The Procter & Gamble Company
Incoming letter dated August 3, 2006

Dear Ms. Whaley:

This is in response to your letter dated August 3, 2006 concerning the shareholder proposal submitted to Procter & Gamble by Carolyn B. Woodhouse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
AUG 2 2 2006
THOMSON
FINANCIAL

Enclosures

cc: Carolyn B. Woodhouse
5931 Donjoy Drive
Cincinnati, OH 45242

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The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

RECEIVED
2006 AUG -7 PM 5:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Susan S. Whaley
Legal Division
Senior Counsel

Phone: (513) 983-7695
Fax: (513) 983-2611
whaley.ss@pg.com

VIA ELECTRONIC MAIL to *cfletters@sec.gov* AND FEDERAL EXPRESS

August 3, 2006

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: The Procter & Gamble Company - Stockholder Proposal Submitted by Carolyn Woodhouse

Ladies and Gentlemen:

This letter is submitted by The Procter & Gamble Company, an Ohio corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal, received on July 26, 2006 (the "Proposal") from Mrs. Carolyn B. Woodhouse (the "Proponent"). The Company intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(e) on the basis that the Proponent failed to timely submit the Proposal by the May 2, 2006 deadline for such submissions.

Background

On July 26, 2006, the Company's Shareholder Services Department received a phone call from the Proponent inquiring as to the status of a shareholder proposal the Proponent believed she had submitted to the Company. Upon being informed that the Company had not received any shareholder proposal or other correspondence from the Proponent, the Proponent faxed to the Company a letter dated April 24, 2006 that appeared to submit the Proposal for inclusion in the Company's proxy materials for its 2006 annual meeting of stockholders. When asked, the Proponent indicated that she believed that she previously had mailed the Proposal, however could not provide any documentation supporting her belief. Though the faxed letter contained a date in April, the Company did not receive any letter other than the letter faxed on July 26, 2006.

Discussion

In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14"), the staff of the Division of Corporation Finance (the "Staff") indicated that the deadline for submitting proposals for a regularly scheduled annual meeting should be calculated in the following manner:

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- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Applying this formula to the facts underlying the submission of the Proposal yields the following results:

- The release date for the Company's 2005 annual meeting of stockholders was August 30, 2005.[1]
- Therefore the release date for the Company's 2006 annual meeting of stockholders would be August 30, 2006.
- Day 120 is May 2, 2006.
- The deadline for the 2006 annual meeting of stockholders is May 2, 2006. This deadline was disclosed in the Company's proxy materials for the 2005 annual meeting of stockholders.

As noted above, the Company received the Proposal on July 26, 2006, more than two months after the deadline for submitting shareholder proposals had passed. The Proponent has not provided any information demonstrating that the Proposal was submitted prior to July 26, 2006.[2] In this regard, the letter includes a date in April, however, the Proponent has not provided any information that demonstrates that she sent the letter to the Company in April or any other date. In the absence of such information, the Company may exclude the Proposal in reliance on Rule 14a-8(e). *See, e.g., Datastream Systems,* SEC No-Action Letter (February 11, 2005) (granting relief under Rule 14a-8(e)(2) where the proponent failed to demonstrate that the proposal had been submitted prior to the deadline for submitting shareholder proposals); *Xerox Corporation*, SEC No-Action Letter (May 2, 2005) (granting relief under Rule 14a-8(e) where the proponent submitted the proposal to the wrong fax machine); *Intel Corporation*, SEC No-Action Letter (March 5, 2004) (granting relief under Rule 14a-8(e) where the Company never received

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[1] The 2006 meeting of stockholders is a "regular scheduled meeting" within the meaning of Rule 14a-8(e) -- it is being held on October 10, 2006, which is one day earlier than date upon which the 2005 annual meeting of stockholders was held.

[2] As you know, the Staff generally has taken the position that a shareholder bears the burden of demonstrating that his or her proposal was timely submitted. For example, in SLB No. 14, the Staff stated in pertinent part:

> If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. ...<u>In order to avoid controversy shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery</u>. (emphasis added).

SLB No. 14 also provides in Part C.3.d: "How does a shareholder know if his or her proposal has been received by the deadline? A shareholder should submit a proposal by a means that allows him or to determine when the proposal was received at the company's principal executive offices."

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the shareholder proposal, despite contentions by the shareholder that he previously had submitted the proposal to the company).

Because the Proposal was received at such a late date, well past the deadline for such submissions, we are notifying you of our intention to exclude the Proposal. Separately, we request that the Staff confirm that it will not object if we exclude the Proposal from our proxy materials in reliance on Rule 14a-8(e). Please be advised that the Proposal contains other procedural and substantive deficiencies, and we hereby reserve the right to raise such objections at a later date.

The Company intends to file its definitive proxy materials for the Annual Meeting on or about August 29, 2006, but the proxy materials will be sent for final printing on August 15, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and the Company has sent one copy to the Proponent. Included in the Proponent's copy of this letter will be a copy of Rule 14a-8 as well as notification of the Company's deadline for shareholder submissions next year.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7695.

Very truly yours,

Susan S. Whaley

Susan S. Whaley
Senior Counsel

Enclosure

April 24, 2006

Ms. Susan S. Felder, Assistant Secretary
The Procter and Gamble Company
One Procter and Gamble Plaza
Cincinnati, Ohio 45202-3315

Re: Shareholder Proposal submitted by Mrs. Carolyn B. Woodhouse, 5931 Donjoy Drive,
Cincinnati, Ohio 45242

I propose: Wherever in the United States of America that Procter and Gamble sponsor a news program in Spanish, that half of that program be incorporated into an English language lesson.

This will be beneficial for our country and also for the people who are not proficient in English.

Carolyn B Woodhouse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated August 3, 2006

The proposal relates to news programs.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(e)(2) because Procter & Gamble received it after the deadline for submitting proposals. We note in particular your representation that Procter & Gamble did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Special Counsel